Free Writing Prospectus Filed Pursuant to Rule 433 Registration No. 333-177170 November 14, 2012

ishares

SLV

Data as of September 30, 2012

iShares Silver Trust

Trust Description

The iShares® Silver Trust (the “Trust”) is a grantor trust designed to provide investors with a simple and cost-effective method to gain exposure to the price of silver in an investment portfolio. The Trust holds silver bullion, and is designed to reflect, at any given time, the price of silver owned by the Trust at that time, less the

Trust’s expenses and liabilities.

The iShares Silver Trust is not an investment company registered under the Investment Company

Act of 1940 or a commodity pool for purposes of the Commodity Exchange Act. Shares of the Silver

Trust are not subject to the same regulatory requirements as mutual funds. Before making an investment decision, you should carefully consider the risk factors and other information included in the prospectus.

Trust Performance History As of September 30, 2012

Quarter 1 Year 3 Year 5 Year 10 Years

Since Trust

Inception

Trust 27.84% 13.26% 27.57% 19.89% n/a 17.03%

Benchmark* 27.95% 13.79% 28.19% 20.48% 22.56% 17.61%

Market Price Returns 25.58% 15.81% 26.91% 19.64% n/a 16.97%

The performance quoted represents past performance and does not guarantee future results.

Investment return and principal value of an investment will fluctuate so that an investor’s shares,

when sold or redeemed, may be worth more or less than the original cost. Current performance may be lower or higher than the performance quoted. Performance data current to the most recent month end may be obtained by calling toll-free 1-800-iShares (1-800-474-2737) or by visiting

www.iShares.com.

Market returns are based upon the midpoint of the bid/ask spread at 4:00 p.m. eastern time (when NAV is normally determined for most iShares products), and do not represent the returns you would receive if you traded shares at other times.

*London Silver Fix Price. The iShares Silver Trust’s silver and other assets are valued on the basis of each day’s announced London Silver Fix, the price for an ounce of silver set by three market making members of the London Bullion Market Association, minus all accrued fees, expenses and liabilities. The London Silver

Fix is the price per ounce of silver set by three market making members of the London Bullion Market

Association at approximately noon London time, on each working day. London Silver Fix prices are for illustrative purposes only and do not represent actual Trust performance.

Trust Details

Ticker SLV

Inception Date 04/21/06

Sponsor’s Fee 0.50%

IOPV Ticker SLV.IV

IOPV, or Indicative Optimized Portfolio Value, is a

calculation disseminated by the stock exchange that

approximates the value of the securities held in the

portfolio every fifteen seconds throughout the trading

day.

CUSIP 46428Q109

Stock Exchange NYSE Arca

Net Assets $11.05 Billion

Beta vs S&P 500 1.77

Beta is a measure of an investment’s volatility

relative to the market or an asset class. A beta

above 1 is more volatile than the market, while a

beta below 1 is less volatile. For stocks, the

market is usually taken to be the S&P 500 index.

Beta is sometimes referred to as systematic risk.

BLACKROCK

iShares Silver Trust (the “Silver Trust”) has filed a registration statement (including a prospectus) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus and other documents the Silver Trust has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting www.iShares.com or EDGAR on the SEC website at www.sec.gov. Alternatively, the Silver Trust will arrange to send you the prospectus if you request it by calling toll-free 1-800-474-2737.

Investing involves risk, including possible loss of principal. Because shares of the iShares Silver Trust are intended to reflect the price of the silver held by the Silver Trust, the market price of the shares is subject to fluctuations similar to those affecting silver prices. Additionally, shares of the Silver Trust are bought and sold at market price, not at net asset value (“NAV”). Brokerage commissions will reduce returns.

Shares of the Silver Trust are intended to reflect, at any given time, the market price of silver owned by the trust at that time less the trust’s expenses and liabilities.

The price received upon the sale of shares of the Silver Trust, which trade at market price, may be more or less than the value of the silver represented by such shares. If an investor sells the shares at a time when no active market for them exists, such lack of an active market will most likely adversely affect the price received for the shares. For a more complete discussion of risk factors relative to the Silver Trust, carefully read the prospectus.

Following an investment in the iShares Silver Trust, several factors may have the effect of causing a decline in the prices of silver and a corresponding decline in the price of the shares. Among them: (i) A change in economic conditions, such as a recession, can adversely affect the price of silver. Silver is used in a wide range of industrial applications, and an economic downturn could have a negative impact on its demand and, consequently, its price and the price of the shares. (ii) A significant change in the attitude of speculators and investors towards silver. Should the speculative community take a negative view towards silver, a decline in world silver prices could occur, negatively impacting the price of the shares. (iii) A significant increase in silver price hedging activity by silver producers. Traditionally,

silver producers have not hedged to the same extent as other producers of precious metals (gold, for example) do. Should there be an increase in the level of hedge activity of silver producing companies, it could cause a decline in world silver prices, adversely affecting the price of the shares.

The amount of silver represented by shares of the iShares Silver Trust will decrease over the life of the trust due to sales of silver necessary to pay the sponsor’s fee and trust expenses. Without increase in the price of silver sufficient to compensate for that decrease, the price of the shares will also decline, and investors will lose money on their investment. The Silver Trust will have limited duration. The liquidation of the trust may occur at a time when the disposition of the trust’s silver will result in losses to investors.

Although market makers will generally take advantage of differences between the NAV and the trading price of Silver Trust shares through arbitrage opportunities,

there is no guarantee that they will do so. There is no guarantee an active trading market for the shares, which may result in losses on your investment at the time of disposition of your shares. The value of the shares of the Silver Trust will be adversely affected if silver owned by the trust is lost or damaged in circumstances in which the Silver Trust is not in a position to recover the corresponding loss. The Silver Trust is a passive investment vehicle. This means that the value of your shares may be adversely affected by trust losses that, if the trust had been actively managed, it might have been avoidable.

Shares of the iShares Silver Trust are not deposits or other obligations of or guaranteed by BlackRock, Inc., and its affiliates, and are not insured by the

Federal Deposit Insurance Corporation or any other governmental agency.

The sponsor of the trust is iShares Delaware Trust Sponsor LLC (the “Sponsor”). BlackRock Investments, LLC (“BRIL”), assists in the promotion of the Trust. The

Sponsor and BRIL are affiliates of BlackRock, Inc.

Although shares of the iShares Silver Trust may be bought or sold on the secondary market through any brokerage account, shares are not redeemable except in large aggregated units called “Baskets”. Only registered broker-dealers that become authorized participants by entering into a contract with the sponsor and the trustee of the Silver Trust may purchase or redeem Baskets.

When comparing commodities and the iShares Silver Trust, it should be remembered that the sponsor’s fee associated with the Trust is not borne by investors in individual commodities. Buying and selling shares of the iShares Silver Trust will result in brokerage commissions. Because the expenses involved in an investment in physical silver will be dispersed among all holders of shares of the Silver Trust, an investment in the Silver Trust may represent a cost-efficient alternative to investments in silver for investors not otherwise able to participate directly in the market for physical silver.

©2012 BlackRock. All rights reserved. iShares® and BlackRock® are registered trademarks of BlackRock. All other trademarks, servicemarks or registered trademarks are the property of their respective owners.

Not FDIC Insured • No bank guarantee • May lose value

FOR MORE INFORMATION, VISIT WWW.ISHARES.COM OR CALL 1-800 ISHARES (1-800-474-2737)